Charles R. Berry T (480) 684-1302 F (480) 684-1188 Email:cberry@clarkhill.com	Clark Hill 14850 N. Scottsdale Road, Suite 500 Scottsdale, AZ 85254 T (480) 684-1100 F (480) 684-1199

May 12, 2022

VIA ELECTRONIC FILING

Ruairi Regan Pam Howell Division of Corporation Finance Office of Real Estate & Construction Securities & Exchange Commission Washington, D.C. 20549

Re:	Birgo Reiturn Fund Manager LLC (the “Company”)

File Number:                024-11783

Amendment No. 1 to Form 1-A filed April 4, 2022

Dear Mr. Regan and Ms. Howell:

This letter responds to yours dated April 29, 2022 (the “Letter”) where the staff of the Securities & Exchange Commission (the “Staff”) set forth comments to the Company’s filing of Amendment No. 1 to its Form 1-A filed April 4, 2022. Your comments are set forth in italicized bold type below, followed by the Company’s response, indicating changes made in Amendment No. 2 to Form 1-A being filed on this date.

General

1.

We note your disclosure that you may offer Units at a price that you believe reflects the NAV per Unit more appropriately than the prior quarter’s NAV per Unit in cases where you believe there has been a material change (positive or negative) to your NAV per Unit since the end of the prior quarter. Please clarify how you will communicate such material changes from NAV to investors in this offering and clarify who will make such determinations.

The Company will only use a different NAV per Unit in cases where the Company believes that there has been a material decrease in NAV since the end of the prior quarter due to force majeure events. In the event the Company’s NAV is so adjusted, the reason for any such adjustment will be conspicuously displayed at the Reiturn Fund Platform described in the Offering Circular. See the language on the cover page of the Offering Circular.

Mr. Regan

Ms. Howell

May 12, 2022

Plan of Operation

Acquisitions, page 53

2.

We note your disclosure that as of the date of this offering, you are either in exclusive negotiations for or are under contract to purchase $49.9 million of multifamily properties representing 662 units across five different assets in Buffalo, Pittsburgh, and Cincinnati. Please address the following:

•	Please clarify for us and in your filing if any of these properties are probable or not probable of acquisition. Within your response, please provide a detailed analysis regarding your conclusion.

•

To the extent any of these properties are probable of acquisition and have a rental history, please tell us how you determined it was not necessary to provide financial statements and pro forma financial information. Reference is made to Part F/S of Form 1-A.

The Company will not be acquiring the above described properties and all references thereto have been removed from the Offering Circular, specifically the references were removed on Page 53 of the Offering Circular.

Plan of Distribution, page 88

3.

We note your disclosure that the Company will undertake Closings at least once a month on the first day of each month once the minimum offering amount is sold and, as a result, investors may receive Units on varying dates. Additionally, it appears that you may terminate the offering at any time and for any reason and that you reserve the right to reject any investor’s subscription in whole or in part for any reason. It is unclear how much time you may take to approve a subscription. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

The Company will accept or reject a subscription within five business days following submission to the Company. See Page 90 of the Offering Circular.

Mr. Regan

Ms. Howell

May 12, 2022

Audited Financial Statement, page F-1

4.

We note that you were formed on November 2, 2021 and intend to have a December 31st fiscal year end. Please tell how you determined it was unnecessary to include an audited balance sheet as of December 31, 2021. Refer to Part F/S of Form 1-A for financial statements requirements.

The Company was formed on November 2, 2021, but was an unfunded shell with no assets until mid-January 2022. Therefore, no tax filings were made, or will be made, relative to the calendar year 2022. There was no balance sheet to audit for the year 2021.

The Company believes that this letter responds as fully as practicable to comments received from the Staff, and asks that the Form 1-A be approved as soon as practicable. If you have additional comments, please respond directly to the writer at (480) 684-8142.

Very truly yours,

Clark Hill

Charles R. Berry

CRB:kl

cc:	Andrew Reichert

Dan Croce

Charles R. Berry	Clark Hill
T (480) 684-1302	14850 N. Scottsdale Rd., Suite 500
F (480) 684-1188	Scottsdale, AZ 85254
Email:cberry@clarkhill.com	T (480) 684-1100
F (480) 684-1199

June 30, 2022

Via Electronic Filing

Ruairi Regan

Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C. 20549

Re:	Birgo Reiturn Fund Manager LLC (the “Company”)
File Number: 024-11783
Amendment No. 3 to Form 1-A filed June 27, 2022

Dear Mr. Regan & Ms. Howell:

This letter responds to yours dated May 23, 2022 (the “Letter”) where the staff of the Securities & Exchange Commission (the “Staff”) set forth comments to the Company’s filing of Amendment No. 2 to its Form 1-A filed May 12, 2022. Your comments are set forth in italicized bold type below, followed by the Company’s response, indicating changes made in Amendment No. 3 to Form 1-A being filed on this date.

General

1.    We note your revisions on the cover page in response to prior comment 1 that any change would be conspicuously displayed at your Reiturn Fund Platform. Please provide your analysis showing how you concluded that you would not need to amend your offering statement to reflect such changes. Also, please revise your disclosure elsewhere in your filing including, for example, the summary to clarify the circumstances in which you may offer securities at a price other than the prior quarter’s NAV per Unit, including what force majeure events may affect this determination.

After considering the alternatives, the Company has determined that it will not offer Units in this offering at a NAV per Unit other than the price set forth in the Offering Circular. Language regarding the Company potentially offering and selling Units at a different NAV has been deleted from the Offering Circular.

Audited Financial Statement, page F-1

2.

We note from your response to comment 4 that as of December 31, 2021 you were an unfunded shell with no assets. Please tell us what authoritative guidance management relied upon in its determination to omit an audited balance sheet as of December 31, 2021. In your response, please reference Part F/S(b)(3)(A) of Form 1-A.

As we noted in our last response, the Company believed that including an audited balance sheet for December 31, 2021 with the sole asset being a contribution receivable was immaterial. Responding to your comment, the new amendment includes: (a) an audited financial statement dated December 31, 2021; and (b) an unaudited financial statement dated May 31, 2022, in compliance with Part F/S(b) (3) (A) of Form 1-A.

Exhibits

3.	Please file all material exhibits including, for example, the escrow agreement with North Capital, the License Agreement with Birgo and the consent of Cohen & Co to the tax disclosure on page 67.

Responding to your comment, the new amendment includes all material exhibits, including, but not limited to: (a) the escrow agreement with North Capital; (b) the License Agreement with Birgo; and (c) a revised consent of Cohen & Co.

The consent of Cohen & Co. does not refer to the tax disclosure formerly contained on page 67. After reviewing other REIT filings that have been approved, the Company has determined not to obtain an opinion from tax counsel with regard to its organization in conformity with the requirements for qualification and taxation as a REIT. All references to a tax opinion formerly contained in the Offering Circular have been deleted, and additional disclosures have been added. See, e.g., page 59

The Company believes that this letter responds fully to comments received from the Staff, and asks that the Form 1-A be approved as soon as practicable. If you have additional comments, please respond directly to the writer at (480) 684-8142.

Very truly yours,

CLARK HILL PLC

Charles R. Berry

CRB:kle

cc:	Andrew Reichert

Dan Croce

Charles R. Berry	Clark Hill
T (480) 684-1302 14850 N.	Scottsdale Road, Suite 500
F (480) 684-1188	Scottsdale, AZ 85254
Email :cberry@clarkhill.com	T (480) 684-1100
F (480) 684-1199

July 11, 2022

VIA ELECTRONIC FILING

Ruairi Regan

Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C. 20549

Re:     Birgo Reiturn Fund Manager LLC (the “Company”)

          File Number: 024-11783

          Amendment No. 4 to Form 1-A.flled July 11, 2022

Dear Mr. Regan & Ms. Howell:

This letter responds to yours dated July 7, 2022 (the “Letter”) where the staff of the Securities & Exchange Commission (the “Staff’) set fotth comments to the Company’s filing of Amendment No. 3 to its Form 1-A filed June 30, 2022. Your comments are set fmth in italicized bold type below, followed by the Company’s response, indicating changes made in Amendment No. 4 to Form 1-A being filed on this date.

Amended Form 1-A filed June 30, 2022

General

1.

Refer to prior comment 1. We note that you continue to disclose on page 5 and elsewhere that you may offer Units at a price that you believe reflects the NAV per Unit more appropriately than the prior quarter’s NAV per Unit, including by updating a previously disclosed offering price, in cases where you believe there has been a material change (positive or negative) to your NAV per Unit since the end of the prior month. As previously requested, please revise your disclosure in your filing including, for example, the summary to clarify the circumstances in which you may offer securities at a price other than the prior quarter’s NAV per Unit. Also, clarify how you will communicate those changes to investors.

The section entitled “DESCRIPTION OF OUR UNITS- Valuation Policies and Quarterly NAY Unit Price Adjustments” beginning at page 65 of the Offering Circu lar has been re-written to specifically address the Company’s plans with respect to offering Units after January 1, 2023 at a price that the Company believes reflects the NAY more appropriately than the prior quarter’s NAY per Unit. The new Section also discloses that any change in NAV will be communicated by filing a supplement as an amendment to the Offering Circular,

July 11, 2022

as well as being posted on the Company’s website.     Language throughout the Offering Circular has been amended to conform to the changes.

2.

We note the disclosure on page 53 that you are either in exclusive negotiations for or are under contract for assets located at the following locations: (i) 130 Sunny/till Drive, Beaver Falls, PA 15010 and (ii) 840 W North Ave, Pittsburgh, PA 15233. Please disclose the material terms of any contracts or other agreements for the purchase of assets and file such agreements as exhibits. In addition, please describe the properties to be acquired. See Item 8 of Form 1-A.

The Company has terminated any negotiations or contracts to acquire assets until after qualification of the Regulation A offering. Therefore, there are no material terms to disclose.

Plan of Operation

Acquisitions, page 53

3.	We note your disclosure that you are either in exclusive negotiations for or are under contract for two properties. Please address the following:

•

Please tell us and revise your filing to disclose if you determined that these property acquisitions are probable or not probable. Within your response, please provide a detailed analysis regarding your conclusion.

•

To the extent you have identified any probable acquisitions that have a rental history, please tell us what consideration you gave to providing financial statements and pro forma financial information. Refer to Part F/S of Form 1-A.

To the extent you have identified any probable acquisitions, please tell us if you will acquire such properties before or after qualification.

As stated in the answer to 2 above, the Company has terminated any negotiations or contracts to acquire assets until after qualification of the Regulation A offering. Therefore, there are no property acquisitions that are probable or not probable, and no material terms to disclose.

The Company believes that this letter responds fully to comments received from the Staff, and asks that the Form 1-A be approved as soon as practicable. If you have additional comments, please respond directly to the writer at (480) 684-8142.

Sincerely,

CLARK. HILL

CRB:kl

cc:     Andrew Reichert

Dan Croce

Charles R Berry	Clark Hill
T (480) 684-1302	14850 N Scottsdale Rd, Suite 500
F (480) 684-1188	Scottsdale, AZ 85254
Email cberry@clarkhill com	T (480) 684-1100
F (480) 684-1199

September 9, 2022

VIA ELECTRONIC FILING

Ruairi Regan

Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C. 20549

Re:	Birgo Reiturn Fund Manager LLC (the “Company”)

    File Number:     024-11783

    Amendment No. 5 to Form 1-A filed August 31, 2022

Dear Mr. Regan & Ms. Howell:

This letter responds to yours dated July 21, 2022 (the “Letter”) where the staff of the Securities & Exchange Commission (the “Staff”) set forth comments to the Company’s filing of Amendment No. 4 to its Form 1-A filed July 11, 2022. Your comments are set forth in italicized bold type below, followed by the Company’s response, Indicating changes made in Amendment No. 5 to Form 1-A being filed on this date.

Amended Form 1-A filed July 11, 2022

General

1.    Your revised disclosure does not appear to clearly address prior comment 1; therefore, we reissue the comment. We note that you continue to disclose on page 5 and elsewhere that you may offer Units at a price that you believe reflects the NAV per Unit more appropriately than the prior quarter’s NAV per Unit, including by updating a previously disclosed offering price, in cases where you believe there has been a material change (positive or negative) to your NAV per Unit since the end of the prior month. As previously requested, please revise your disclosure in your filing including, for example, the summary to clarify the circumstances in which you may offer securities at a price other than the prior quarter’s NAV per Unit. Also, clarify how you will communicate those changes to investors. We note your response refers to force majeure events and your revised disclosure on page 63 appears to refer to supplements and amendments.

The Company has carefully considered your prior comment, and has significantly revised disclosures on pages 5, 63 and elsewhere. The section entitled “DESCRIPTION OF OUR UNITS—Valuation Policies and Quarterly NAV Unit Price Adjustments” beginning at page 63 of

Ruain Regan

Pam Howell

September 9, 2022

Page | 2

the Offering Circular has been entirely re-written to specifically address the Company’s plans with respect to calculating the offering price for Units after January 1, 2023. As we discussed in our telephone conversation of August 2, 2022, the Company has examined disclosures regarding NAV based price determination in similar Regulation A fund offerings that have been approved, and has attempted to tailor its disclosure language to address similar topics.

The ability to make mid-quarter discretionary changes to the Company’s NAV per Unit has been eliminated. The Company intends to offer Units at the prior quarter’s NAV per Unit.

In addition, disclosures on pages 6 and 63 clarify that quarterly price changes will be communicated to investors, generally within 30 calendar days after the last calendar day of each quarter, by filing, with the SEC, as an amendment to the offering circular, a supplement disclosing the quarterly determination of the Company’s NAV per Unit and setting forth the factors resulting in the changes. Additionally, the Company will identify the NAV per unit on the Reiturn Fund Platform.

Language throughout the Offering Circular has been amended to conform to the changes.

2.    We note that your revised disclosure on page 63 indicates that prior to December 1, 2022, your Advisor intends to adopt valuation guidelines that contain a comprehensive set of methodologies to be used by the Adviser in connection with estimating the values of your assets and liabilities for purposes of your NAV calculation. Please revise to disclose the valuation guidelines the advisor will use to determine the NAV calculation. Please describe the techniques and inputs your manager expects to use to determine the fair value of investment assets and liabilities attached to the investment assets at the end of each quarter in determining NAV. Revise to clarify the valuation method(s) and the range or weighted average of key assumptions you plan to use, and disclose the extent to which you may use third party appraisers.

Disclosures on page 63 have been revised to disclose that the valuation will be determined by the Manager. The disclosures set forth the valuation guidelines and input that the Manager will use in making its NAV calculation. In addition, the techniques and inputs the Manager expects to use to determine the fair value of Investment assets and liabilities attached to the investment assets at the end of each quarter in determining NAV are set forth, including the valuation method(s) and the range or weighted average of key assumptions the Manager plans to use. The disclosures also set forth the extent to which the Manager will use third party appraisers.

Ruain Regan

Pam Howell

September 9, 2022

Page | 3

The Company believes that this letter responds fully to comments received from the Staff, and asks that the Form 1-A be approved as soon as practicable. If you have additional comments, please respond directly to the writer at (480) 684-8142.

Very truly yours,

CLARK HILL PLC

Charles R. Berry

cc:	Andrew Reichert
Don Croce